UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Appointment of New Chief Scientific Officer

On July 19, 2021, the Registrant announced that Eric Konofal, M.D., Ph.D., has been appointed as the Chief Scientific Officer of the Registrant.

A copy of the Registrant’s press release containing this announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “NLS Pharmaceutics Announces the Appointment of Eric Konofal, M.D., Ph.D. as Chief Scientific Officer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: July 19, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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